Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: LRR Energy, L.P.

Subject Company: LRR Energy, L.P.

Commission File No.: 000-35344

LRR ENERGY, L.P.

Moderator:  Jamie Casas

May 1, 2015

9:00 a.m. CT

Operator:	This is conference # 24969257.

Good morning. My name is Bridget, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the LRR Energy First Quarter 2015 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

And now, I would like to turn the call over to Mr. Jaime Casas. Mr. Casas, you may begin your conference.

Jaime Casas:

Thanks, Operator, and good morning, everyone. Welcome to LRR Energy’s first quarter 2015 earnings conference call. Also presenting this morning are Eric Mullins and Charlie Adcock, our Co-Chief Executive Officers. Chris Butta, our Chief Engineer is also with us and available for questions.

During the course of the call, management will make forward-looking statements about LRE. Forward-looking statements are based on current expectations and relate to future business and financial performance.

Actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve certain risks and uncertainties, and may not prove to be accurate. These risks and uncertainties are included in the Risk Factors section of our 2014 Form 10-K on file with the Securities and Exchange Commission.

Additionally, during the course of today’s discussion, management will refer to adjusted EBITDA, distributable cash flow and distribution coverage ratio as important metrics for evaluating LRE’s performance.

Please note that these metrics are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP measures in the earnings press release we issued yesterday.

I will now turn the call over to Eric.

Eric Mullins:

Thanks, Jaime, and good morning, everyone. We appreciate you joining us for our first quarter 2015 earnings conference call. I will begin today’s call with a brief overview of the recently announced transaction with Vanguard Natural Resources, and later, Charlie and Jaime will discuss in detail LRE’s operating and financial results for the first quarter.

As you know on April 20, 2015, LRE and Vanguard announced the signing of a merger agreement, whereby Vanguard will acquire all of the outstanding units of LRE on a unit-for-unit exchange for a total consideration of approximately $540 million, which includes the assumption of LRE’s outstanding debt.

As a result of the transaction, LRE and its general partner will become wholly-owned subsidiaries of Vanguard. The transaction, which has been approved by the Boards of Directors of both companies and LRE’s Conflicts Committee, will be a tax-free, unit-for-unit transaction with an exchange ratio of 0.55 Vanguard common units per LRE common unit.

Based on Vanguard’s closing price on April 20th of $16.23, the transaction represents a 13 percent premium to LRE’s April 20th closing price of $7.93 and a 19 percent premium to LRE’s volume weighted average price for the last 10 trading days ended April 20th. We expect the transaction will close during the third quarter of 2015.

LRE management is excited about the pending merger with Vanguard. We have great respect for Vanguard’s management team, which has a strong track record of creating value for its unitholders.

We believe this transaction is compelling for both Vanguard and LRE unitholders as a combined entity provides greater asset scale and diversification. The combined company will have approximately 2.2 trillion cubic feet equivalent of estimated proved reserves, of which 65 percent are categorized as proved develop producing reserves and production of approximately 440 million cubic equivalents to per day. We believe that the merger will allow LRE unitholders to participate on the future growth of an enhanced MLP with greater distribution stability and coverage.

Turning to our first quarter results, overall operating and financial results were in line with our expectations. For the quarter, production averaged 6,867 barrel of oil equivalents per day. Adjusted EBITDA was $19.6 million, distributable cash flow was $11.8 million and our total unit distribution coverage was 2.25 times. Despite higher production, adjusted EBITDA on distributable cash flow were negatively impacted by lower price realizations and higher G&A cost compared to the fourth quarter.

Finally, during the first quarter our Board of Directors declared a reduced cash distribution of $0.1875 for outstanding unit, bringing our current distribution to $0.75 per unit on an annualized basis. The distribution will be paid on May 15, 2015 to our unitholders of record as of the close of business on May 1st.

With that, I will now turn the call over to Charlie.

Charlie Adcock:	Thanks Eric. I would like to start by reviewing our operating results for the first quarter. Yesterday, we reported total net production of 618,000 BOE for the quarter, which was comprised of 44 percent oil, 41 percent natural gas and 15 percent natural gas liquids. For the first quarter, average daily production was 6,867 BOE per day, up 3 percent compared to the fourth quarter of 2014.

LRE’s current estimated net production through April 24th was approximately 6,760 BOE per day, which has benefitted from continued, strong Red Lake production. For the quarter, lease operating expenses were $6.8 million or $10.96 per BOE compared with $7.1 million or $11.68 per BOE in the fourth quarter of 2014.

The 6 percent decrease on a dollar per BOE basis was primarily due to higher production and LOE savings generated from the use of our produced water frac pit in our Red Lake field, which allows us to reuse produced water for slickwater fracing operations. We continue to look for ways to improve efficiencies and reduce our LOE expenses within the fields we operate.

During the quarter, we recorded a non-cash impairment of $35.7 million on our proved properties. The impairment was primarily due to lower estimated future net commodity prices. The impairment has no impact on our cash flows, liquidity or debt covenants.

On the capital side, our cash, capital expenditures totaled $12.3 million for the quarter, which included approximately $9 million of accrued capital cost at year end 2014. Consistent with our previous activity, the majority of our development activity was at our Red Lake field, where we successfully recompleted and added pay in six Red Lake wells.

We continue to see positive results from the slick water frac recompletion method in our Red Lake field. We are currently on pace to recomplete 26 wells at Red Lake that are in the budget for 2015.

At our non-operated Putnam field, Lighthouse Oil and Gas, as operator, drilled and completed one horizontal well during the quarter. Subsequently, in light of current future commodity prices, at the end of March, this operator released the drilling rig and currently has no further development plans for 2015.

I will now turn the call back to Jaime who will walk you through our financial results.

Jaime Casas:

Thanks, Charlie. For the quarter, adjusted EBITDA was $19.6 million, distributable cash flow was $11.8 million and our distribution coverage ratio was 2.25 times. Adjusted EBITDA for the quarter decreased by $2.3 million as total realized revenue decreased by $2.6 million while cash operating expenses decreased by $200,000. Our realized revenue during the quarter decreased by 8 percent to $31 million, as a result of lower commodity prices.

Next, I would like to provide a summary of our current commodity hedge positions. Assuming the mid-point of our 2015 production guidance of 6,450 BOE per day is held flat through 2018, our total production is 79 percent hedged in 2015, 64 percent in 2016, 56 percent in 2017 and 48 percent in 2018. Weighted average prices for our hedges are $86.87 per barrel of oil and $4.66 per MMBTU of natural gas. A summary of our commodity hedge position by product and by year is disclosed in our first quarter earnings press release.

Turning to our balance sheet, as of today, we have $240 million of outstanding borrowings under revolving credit facility and $50 million of outstanding borrowings under our term loan facility. Our current liquidity position is approximately $26 million, consisting of $20 million of availability under our revolving credit facility and approximately $6 million of available cash.

Regarding our revolving credit facility, we are currently in the process of redetermining our borrowing base with our bank group and expect to complete the process next week. Before opening the call to questions, I would like to reiterate our excitement about the pending transaction with Vanguard. We believe the transaction represents a great opportunity for LRE unitholders to participate in the future growth of a much larger and well positioned MLP.

Operator, that concludes our prepared remarks. You may open the call to questions.

Operator:	And at this time if you would like to ask a question press star then the number one on your telephone keypad. And your first question comes from the line of Kevin Smith with Raymond James.

Kevin Smith:	Good morning, gentlemen.

Eric Mullins:	Good morning, Kevin.

Jaime Casas:	Good morning.

Kevin Smith:

Jaime, would you discuss and maybe your options over the next two to three months given, obviously there is a chance you are going to be overdrawing your borrowing base? Is this something you expect to waiver until the deal closes or how should we think about that?

Jaime Casas:

Yes. Kevin, this is Jaime. At this point, we are very close to finalizing the amendment process with our bank group and expect to announce that resolution early next week. But at this point until that process is completely finalized, I rather not get into any of the details. But once the amendment process is finalized, we will be filing those amendments through 8-Ks.

Kevin Smith:

OK. Fair enough. And then I guess, Eric and Charlie, given kind of the liquidity constraints, is this going to impact your thought process around your capital spending levels in 2Q? How should we think about that?

Eric Mullins:

Kevin, it is Eric. The budget that we have announced is intact and our cash flows are more than adequate to accommodate that budget even in this interim period before we anticipate that the transaction will close. We are operating in a normal fashion according to that budget.

Kevin Smith:	OK. That’s all I have. Thanks.

Charlie Adcock:

Kevin, this is Charlie. You have to keep in mind the majority of what we are doing this year are recompletions. So the CapEx involved with those is much lower than if you were drilling wells standalone.

Kevin Smith:	Good point. Thank you.

Operator:	And your next question comes from the line of John Ragozzino with RBC Capital Markets.

John Ragozzino:	Can you hear me?

Eric Mullins:	Now we can, John.

John Ragozzino:

OK. Sorry about that. I was wondering if you could just give us a little color about what the thought process was and what the kind of motivation was behind or what precipitated the conversation with Vanguard, how did that start off and then maybe kind of who initiated the conversation?

Eric Mullins:

The first comment I would make is that we are always looking at strategic alternatives and acquisitions and ways to improve the company, that’s not unusual. As far as all the detail around the background of the merger, we are going to be coming out with our proxy, which will have a very detailed background section on the merger and go into to a lot of detail on that. At this time, we are really quite limited in terms of our ability to talk more about it, but we will have quite a bit of information that will be made available through that document.

John Ragozzino:

I will take a look at then. And just one more. Do you have any feel for what the Lime Rock Management, at their I guess 30 percent stake in LRE, is there any sort of lockup provision or any feel on what they were considering as far as their Vanguard units after the deals closes?

Eric Mullins:

Yes. So there is a lockup. The lockup is 90 days after closing. And I think we feel like we’ve always felt which is we are always considering our options as it relates to that. I think what we have told the market consistently was in terms of our holdings is that we are going to be pretty methodical in terms of how we sell down on those units over time and that really hasn’t changed.

I think we are very optimistic about looking at the attractive components of this transaction as was stated in the press release and those are very attractive to us. So we will continue to take that same approach in terms of looking at our holdings on an ongoing basis just like we have done historically.

John Ragozzino:	All right. Thanks very much, guys.

Operator:	And your next question comes from the line of (Lenny Birkin with Birkin Capital).

Lenny Birkin:

Thanks for taking my call. Can you just describe where about your breakeven is excluding the hedges? I think I am in the ballpark of probably — the current strip is probably a good place there to take a stab. Is that about right?

Charlie Adcock:	This is Charlie. Breakeven from what?

Lenny Birkin:	I am sorry. Breakeven in terms of distribution coverage, one-to-one.

Charlie Adcock:	Well, the distribution coverage is 2.25 right now.

Lenny Birkin:	No, I mean, if you back out the hedges, what oil and gas, NGL prices would result in a one-to-one coverage ratio, have you calculated that?

Jaime Casas:	Lenny, we don’t have that right in front of us, but this is Jaime Casas and you can call me. My contact information is on the press release and I can follow up with you on that specific question.

Lenny Birkin:	OK. Thank you very much.

Jaime Casas:	Sure.

Operator:	And there are no further questions at this time. I would now like to turn the call back over to Eric Mullins for closing remark.

Eric Mullins:	All right. Thank you. We definitely appreciate everybody participating in the call this morning. Don’t hesitate to give us a call if you have any follow-up questions. Thank you.

Operator:	And thank you. This does conclude today’s conference call. You may now disconnect your lines.

END

Important Information and Where to Find It

In connection with the proposed merger, Vanguard Natural Resources, LLC (“Vanguard”) intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of LRR Energy, L.P. (“LRR Energy”) that also constitutes a preliminary prospectus of Vanguard.  A definitive proxy statement/prospectus will be sent to security holders of LRR Energy seeking their approval with respect to the proposed merger.  Vanguard and LRR Energy also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other documents filed by Vanguard and LRR Energy with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234.  Copies of the documents filed with the SEC by LRR Energy will be available free of charge on LRR Energy’s internet website at http://www.lrrenergy.com or by contacting LRR Energy’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRR Energy, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding LRR Energy’s directors, executive officers and other members of their management and employees in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This script includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and LRR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this script, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, LRR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and LRR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or LRR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and LRR Energy’s credit agreements; the ability of Vanguard and LRR Energy to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Vanguard’s and LRR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2014.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates.  Except as required by law, neither Vanguard nor LRR Energy intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.